US SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC, 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB

For the Period Ended: December 31, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition  Period Ended:_______________


PART I - Registrant Information


Full Name of Registrant: N-Vision Technology, Inc.

Former  name  if  applicable: Ponder Industries, Inc.

Address  of  principal executive  office:   11931 Wickchester, Suite 201

City, State and  Zip  Code:                 Houston,  Texas  77043

PART II - Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     [   ] (a)  The  reasons  described in detail in Part III of this form could not  be  eliminated  without  unreasonable  effort  or  expense;


     [ X ] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     [   ] (c)  The  accountant's  statement  or other  exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.


PART III - Narrative


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The Registrant's annual report on Form 10-K could not be filed within the prescribed time period because the registrant has recently engaged a new independent auditor and the registrant is unable to compile the information for the new auditor in time to make a timely filing.

PART IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:
        Joe Kaminski                 (281)               556-1375
     -------------------            ------------------------------------
           (Name)                   (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [ X ]  YES     [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [   ]  YES     [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            N-Vision Technology, Inc.
                      -------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 2001              By  /s/  Joseph T. Kaminski
                                         --------------------------------
                                              Joseph T. Kaminski
                                              Chief Executive Officer